Exhibit 99.1

Tarena International, Inc. Announces Third Quarter 2015 Results and Appoints Co-CFO

Third Quarter Net Revenues Increased by 48.2% Year-Over-Year, Exceeding Guidance

Third Quarter Student Enrollment Increased by 37.4% Year-Over-Year

BEIJING, November 23, 2015–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial and Operational Highlights

•	Net revenues increased by 48.2% year-over-year to US$59.7 million from US$40.3 million in the same period in 2014, exceeding the high end of the Company’s previous guidance of US$52.5 million to US$53.5 million.

•	Gross profit increased by 50.7% year-over-year to US$44.9 million from US$29.8 million in the same period in 2014.

•	Operating income increased by 50.5% year-over-year to US$14.8 million from US$9.8 million in the same period in 2014. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 47.3% year-over-year to US$16.1 million from US$11.0 million in the same period in 2014.

•	Net income increased by 32.4% year-over-year to US$13.8 million from US$10.5 million in the same period in 2014. Non-GAAP net income, which excluded share-based compensation expenses, increased by 31.2% year-over-year to US$15.2 million, taking into account of US$3.4 million in foreign exchange losses, from US$11.6 million in the same period in 2014.

•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.25 and US$0.24, respectively. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.28 and US$0.26, respectively. Each ADS represents one Class A ordinary share.

•	Cash, cash equivalents, restricted cash and time deposits totaled US$185.1 million as of September 30, 2015, compared to US$166.8 million as of December 31, 2014.

•	Deferred revenue totaled US$33.5 million as of September 30, 2015, compared to US$19.3 million as of December 31, 2014.

•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the third quarter of 2015 increased by 43.1% year-over-year to 23,912.

•	Total student enrollments, defined as the total number of new students recruited and registered, in the third quarter of 2015 increased by 37.4% year-over-year to 24,077.

•	Total seat capacity, defined as the total number of seats available in our learning centers, increased by 31.0% to 41,557 as of September 30, 2015, from 31,730 as of September 30, 2014.

•	Total number of learning centers increased to 128 as of September 30, 2015, from 105 as of September 30, 2014.

“We achieved an excellent third quarter with record top and bottom line results,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “Driven by the strong student enrollments in the first and second quarters of 2015 and as reflected by the course enrollment data, our third quarter revenues exceeded guidance and grew more than 48% year-over-year to reach US$59.7 million. Despite of the US$3.4 million in foreign exchange loss as a result of the RMB depreciation, we still delivered a record non-GAAP profit of US$15.2 million.”

“In the third quarter, both IT and non-IT courses kept strong growth momentum. Total student enrollments for the eleven IT courses grew by 32% year-over-year while enrollments for the three non-IT courses grew by 46% year-over-year. As a result, the composition between the IT and non-IT courses in terms of total student enrollments in the third quarter were about 59% vs. 41%,” Mr. Han continued.

“More recently, we also launched two new courses in computer programming and digital arts for primary to high school students aged between 8 and 18 under the brand name of Tongcheng and Tongmei, respectively. This is another exciting initiative to leverage our core competency and resources to expand our course offerings. We believe that, together with our online learning platform, TMOOC.CN, which currently already has a registered user base of over 140,000, Tongcheng and Tongmei have further extended our target customer base and will bring additional growth opportunities for our company,” Mr. Han concluded.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “although we did not add new learning centers in the third quarter on a net basis, we increased our seat capacity by 31% year-over-year mostly through enlarging the existing centers. With the center utilization rate at 80% in the third quarter, we achieved an all-time high gross margin of 75.3%, an increase of 130 basis points year-over-year. We are also pleased to see our non-GAAP operating margin to be back at the level of 27%, an increase of more than 20 percentage points on a sequential basis, and the strong operating cash flow of US$23.8 million in the third quarter. The continued strong student enrollment is expected to largely offset the impact on our reported revenue figures in US dollars from the RMB depreciation, and we have further revised our revenue guidance upwards to reflect such positive trends.”

Third Quarter 2015 Results

Net Revenues

Net revenues increased by 48.2% to US$59.7 million in the third quarter of 2015, from US$40.3 million in the same period in 2014. The increase was primarily due to increased course enrollments.

Total course enrollments in the third quarter of 2015 increased by 43.1% to 23,912 from 16,710 in the same period in 2014, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 11 to 14 in the third quarter year-over-year while the total seat capacity in our learning centers increased by 31.0% from 31,730 as of September 30, 2014 to 41,557 as of September 30, 2015, to cater to the increased demand for our courses.

In March 2015, we raised the standard tuition fees on most of our courses by RMB1,000 per course to RMB17,800. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 86%/14% and 81%/19% in the third quarter of 2015 and 2014, respectively.

Cost of Revenues

Cost of revenues increased by 41.1% to US$14.8 million in the third quarter of 2015, from US$10.5 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased seat capacity, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 50.7% to US$44.9 million in the third quarter of 2015, from US$29.8 million in the same period in 2014. Gross margin increased to 75.3% in the third quarter of 2015 from 74.0% in the same period in 2014. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Our overall center utilization rate in the third quarter of 2015 increased to 80% from 77% in the same period in 2014.

Operating Expenses

Total operating expenses increased by 50.9% to US$30.2 million in the third quarter of 2015, from US$20.0 million in the same period in 2014. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 52.9% to US$28.8 million in the third quarter of 2015, from US$18.9 million in the same period in 2014. Total share-based compensation expenses allocated to the related operating expenses increased by 17.9% to US$1.3 million in the third quarter of 2015, from US$1.1 million in the same period in 2014.

Selling and marketing expenses increased by 45.1% to US$16.1 million in the third quarter of 2015, from US$11.1 million in the same period in 2014. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 56.5% to US$11.9 million in the third quarter of 2015, from US$7.6 million in the same period in 2014. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance and higher share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 64.8% to US$10.7 million, from US$6.5 million in the same period in 2014.

Research and development expenses increased by 67.4% to US$2.1 million in the third quarter of 2015, from US$1.3 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income increased by 50.5% to US$14.8 million in the third quarter of 2015, from US$9.8 million in the same period in 2014. Operating margin increased to 24.7% in the third quarter of 2015 as compared to 24.4% in the same period in 2014. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 47.3% to US$16.1 million in the third quarter of 2015, from US$11.0 million in the same period in 2014. Non-GAAP operating margin remained relatively stable at 27.0% in the third quarter of 2015 as compared to 27.2% in the same period in 2014.

Interest Income, Net

Net interest income was US$2.1 million in the third quarter of 2015, compared to US$1.4 million in the same period in 2014. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Loss

Foreign exchange loss was US$3.4 million in the third quarter of 2015, compared to almost nil in the same period in 2014. The loss was attributable to the depreciation of China’s RMB against U.S. dollar as a significant portion of the Company’s IPO proceeds in April 2014 had been converted into RMB and placed in bank deposits.

Income Tax Expense

Income tax expense was US$0.3 million in the third quarter of 2015, compared to US$1.1 million in the same period in 2014. The decrease was mainly due to a decrease in the effective income tax rate to 1.8% in the third quarter of 2015 from 9.6% in the same period in 2014, partially offset by higher taxable income. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by one of our wholly owned subsidiaries that is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law, which provides a two-year full exemption from enterprise income tax from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018.

Net Income

As a result of the foregoing, net income increased by 32.4% to US$13.8 million in the third quarter of 2015, from US$10.5 million in the same period in 2014. Non-GAAP net income, which excluded share-based compensation expenses, increased by 31.2% year-over-year to US$15.2 million from US$11.6 million in the same period in 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.25 and US$0.24 respectively in the third quarter of 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.28 and US$0.26, respectively.

Cash Flow

Net operating cash flow for the third quarter of 2015 was approximately US$23.8 million. Capital expenditures for the quarter were US$5.5 million.

Shares Issued and Outstanding

As of September 30, 2015, the Company had 43,857,802 Class A and 10,574,896 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Progress on Share Repurchase Plan

On August 20, 2015, the Company announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$20 million of its shares over the next 12 months. As of September 30, 2015, the Company had repurchased 926,113 ADSs on the open market for a total consideration of approximately US$7.7 million.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of 2015 are expected to be between US$54.0 million and US$56.0 million, representing an increase of 36.0% to 41.1% on a year-over-year basis. For the full year of 2015, the Company raises its guidance from the previous range of US$172.0 million and US$177.5 million to US$183.2 million and US$185.2 million, representing an increase of 34.5% to 36.0% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to change.

Appointment of Co-CFO

The Company has appointed Mr. Yuduo Yang as Co-CFO, alongside Mr. Suhai Ji, effective immediately, to further strengthen its senior management team and enhance its accounting and financial reporting capabilities. Prior to joining Tarena, Mr. Yang was a vice president at Beijing Fengshun Lubao Car Auction Company Limited from March 2015 to November 2015. From December 2013 to October 2014, Mr. Yang was a finance director at Bybon Group Company Limited. From June 2010 to December 2013, Mr. Yang was a finance director at South Beauty Group, a well-known restaurant chain operator in China. Prior to that, Mr. Yang was a finance manager at Google and Lucent Technologies from April 2005 to November 2007 and from December 2007 to May 2010, respectively, and an auditing manager at KPMG Beijing Office from July 1997 to April 2005. Mr. Yang received a bachelor’s degree in economics from Renmin University of China, as well as an MBA degree from Fordham University.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third quarter ended September 30, 2015 at 8:00PM U.S. Eastern Time on Monday, November 23, 2015 (9:00AM Beijing Time on Tuesday, November 24, 2015).

The dial-in details for the live conference call are as follows:

United States: 855 298 3404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +65 6823 2299

Conference ID: 6778930

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through November 30, 2015. The dial-in details for the replay are:

United States: 1866 846 0868

Hong Kong: 800 966 697

China Mainland: 400 184 2240

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

Conference ID: 6778930

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the fourth quarter and full year of 2015 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in eleven IT subjects and three non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 270,000 students, cooperated with more than 550 universities and colleges and placed students with approximately 60,500 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and net income per share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	September 30	December 31
	2015	2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	73,069,322	42,659,791
Time deposits	70,721,065	106,834,876
Restricted cash	23,580,086	—
Accounts receivable, net of allowance for doubtful accounts	22,249,249	23,184,239
Prepaid expenses and other current assets	11,287,153	8,730,124
Deferred income tax assets	2,604,242	2,055,596

Total current assets	203,511,117	183,464,626
Time deposits	17,767,377	17,313,054
Accounts receivable, net of allowance for doubtful accounts	1,531,347	1,488,251
Property and equipment, net	18,718,681	13,373,950
Long-term investment	943,203	—
Other non-current assets	2,960,618	2,314,293

Total assets	245,432,343	217,954,174

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	300,584	319,138
Amounts due to a related party	230,000	—
Income taxes payable	6,378,027	5,394,036
Deferred revenue	33,472,529	19,276,602
Accrued expenses and other current liabilities	10,956,603	8,439,410

Total current liabilities	51,337,743	33,429,186

Other non-current liabilities	1,333,934	1,637,756

Total liabilities	52,671,677	35,066,942

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	44,784	23,712
Class B ordinary shares	10,575	28,733
Treasury stock(a)	(7,720,312)	—
Additional paid-in capital	143,213,636	135,886,427
Accumulated other comprehensive income (loss)	(2,248,894)	1,701,598
Retained earnings	59,460,877	45,246,762

Total shareholders’ equity	192,760,666	182,887,232

Total liabilities and shareholders’ equity	245,432,343	217,954,174

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of September 30, 2015, the Company repurchased 926,113 Class A ordinary shares from the open market with the net consideration of US$7,720,312.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
	US$	US$	US$	US$

Net revenues	59,701,274	40,272,906	129,224,443	96,553,656
Cost of revenues(a)	(14,772,191)	(10,468,385)	(38,481,753)	(28,265,040)

Gross profit	44,929,083	29,804,521	90,742,690	68,288,616
Selling and marketing expenses(a)	(16,118,759)	(11,110,732)	(45,051,530)	(30,237,855)
General and administrative expenses(a)	(11,907,720)	(7,607,353)	(28,605,864)	(20,798,170)
Research and development expenses(a)	(2,134,664)	(1,274,972)	(5,779,018)	(3,785,809)

Operating income	14,767,940	9,811,464	11,306,278	13,466,782
Interest income	2,083,301	1,414,581	4,917,016	2,880,450
Other income	650,070	342,555	1,540,962	1,789,327
Foreign exchange gain (loss)	(3,403,874)	(2,681)	(3,054,094)	874,415

Income before income taxes	14,097,437	11,565,919	14,710,162	19,010,974
Income tax expense	(251,902)	(1,109,584)	(496,047)	(1,859,927)

Net income	13,845,535	10,456,335	14,214,115	17,151,047
Accretion of convertible redeemable preferred shares	—	—	—	(576,431)

Net income attributable to Class A and Class B ordinary shareholders(b)	13,845,535	10,456,335	14,214,115	16,574,616

Net income per Class A and Class B ordinary share(c):
Basic	0.25	0.21	0.27	0.36

Diluted	0.24	0.18	0.24	0.30

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	55,100,731	50,657,389	53,537,533	37,706,340

Diluted	58,807,037	58,629,717	58,561,904	44,948,562

Net income	13,845,535	10,456,335	14,214,115	17,151,047
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(4,031,553)	11,469	(3,950,492)	(396,031)

Comprehensive income	9,813,982	10,467,804	10,263,623	16,755,016

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
	US$	US$	US$	US$
Cost of revenues	28,947	7,251	76,229	40,425
Selling and marketing expenses	86,116	18,594	222,476	119,119
General and administrative expenses	1,170,133	1,093,505	3,329,926	2,773,457
Research and development expenses	90,624	29,944	232,327	147,688

(b)	The net income attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
	US$	US$	US$	US$

GAAP Cost of revenues	14,772,191	10,468,385	38,481,753	28,265,040
Share-based compensation expense in cost of revenues	28,947	7,251	76,229	40,425

Non-GAAP Cost of revenues	14,743,244	10,461,134	38,405,524	28,224,615

GAAP Selling and marketing expenses	16,118,759	11,110,732	45,051,530	30,237,855
Share-based compensation expense in selling and marketing expenses	86,116	18,594	222,476	119,119

Non-GAAP Selling and marketing expenses	16,032,643	11,092,138	44,829,054	30,118,736

GAAP General and administrative expenses	11,907,720	7,607,353	28,605,864	20,798,170
Share-based compensation expense in general and administrative expenses	1,170,133	1,093,505	3,329,926	2,773,457

Non-GAAP General and administrative expenses	10,737,587	6,513,848	25,275,938	18,024,713

GAAP Research and development expenses	2,134,664	1,274,972	5,779,018	3,785,809
Share-based compensation expense in research and development expenses	90,624	29,944	232,327	147,688

Non-GAAP Research and development expenses	2,044,040	1,245,028	5,546,691	3,638,121

Operating income	14,767,940	9,811,464	11,306,278	13,466,782
Share-based compensation expenses	1,375,820	1,149,294	3,860,958	3,080,689

Non-GAAP Operating income	16,143,760	10,960,758	15,167,236	16,547,471

Net income	13,845,535	10,456,335	14,214,115	17,151,047
Share-based compensation expenses	1,375,820	1,149,294	3,860,958	3,080,689

Non-GAAP Net income	15,221,355	11,605,629	18,075,073	20,231,736
Accretion of convertible redeemable preferred shares	—	—	—	(576,431)

Non-GAAP net income attributable to Class A and Class B ordinary shareholders	15,221,355	11,605,629	18,075,073	19,655,305

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	0.28	0.23	0.34	0.42
Diluted	0.26	0.20	0.31	0.36
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(b)
Basic	55,100,731	50,657,389	53,537,533	37,706,340
Diluted	58,807,037	58,629,717	58,561,904	44,948,562

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.